
April 17, 2024

Douglas A. Cannon
President and CEO
Sierra Pacific Power Company
6100 Neil Road
Reno, Nevada 89511

      Re: Sierra Pacific Power Company
          Registration Statement on Form S-4
          Filed April 9, 2024
          File No. 333-278570

Dear Douglas A. Cannon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Alexander B. Young, Esq., of ArentFox Schiff LLP